UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre Jequitibá
Condomínio Parque da Cidade, Chácara Santo Antônio – 04730-090

São Paulo – SP, Brazil

Telephone. (5511) 2322-5377

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(represented by American Depositary Shares, each representing one common shares)

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or

15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 3, 2025	BRF S.A.
	By:	/s/ Jose Ignacio Scoseria Rey
	Name:	Jose Ignacio Scoseria Rey
	Title:	Chief Financial, Investor Relations, Management and Technology Officer